Exhibit 99.1

YAMANA PROVIDES NOTICE OF FIRST QUARTER 2014 FINANCIAL RESULTS RELEASE AND ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, March 27, 2014 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its first quarter 2014 results after market close on April 29, 2014 followed by a conference call and webcast on April 30, 2014 at 8:30 a.m. ET.  Additionally, the Company will host its annual meeting of shareholders on April 30, 2014 at 11:00 a.m. ET.

Q1 2014 Conference Call Information:

Toll Free (North America):                                  1-800-355-4959
Toronto Local and International:                       416-695-6616
Webcast:                                                               www.yamana.com

Conference Call REPLAY:

Toll Free (North America):                                  1-800-408-3053                             Passcode 2392753
Toronto Local and International:                       905-694-9451                                Passcode 2392753

The conference call replay will be available from 2:00 p.m. ET on April 30, 2014 until 11:59 p.m. ET on May 14, 2014.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place on Wednesday April 30, 2014 at 11:00 a.m. ET at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation can be accessed from Yamana’s website.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

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